Exhibit 99.1

Expansion on track to 10 EH/s

New 1,400MW data center development site in West Texas

Key Highlights1
Key metrics[2]	Nov-23
Average operating hashrate (PH/s)	5,551
Bitcoin mined	369
Mining revenue (US$’000)	13,714
Electricity costs (US$’000)[3]	5,730
Revenue per Bitcoin (US$)	37,155
Electricity costs per Bitcoin (US$)	15,524

•	Expansion on track to 10 EH/s4
o	Acquired 1.3 EH/s of new-generation Bitmain T21 miners (19 J/TH)
o	$14/TH5 purchase price, with 20% deferred
o	Improves overall fleet efficiency to 25.8 J/TH
o	Self-mining capacity expanded to 8.3 EH/s
o	5.6 EH/s operating
o	1.4 EH/s Bitmain S21 miners (Q1 2024)
o	1.3 EH/s Bitmain T21 miners (Q1 2024)
•	Investor update conference call
o	Cloud and colocation customer conversations underway
o	New 1,400MW data center development site in West Texas (late 2026 expected in-service date)
•	Childress construction (Phase 1, first 100MW)
o	DC 2: racking and electrical installation ongoing
o	DC 3: structure complete; racking and electrical installation commenced
o	DC 4: concrete foundations complete; building structure commenced
o	DC 5: concrete foundations commenced

1 All timing references in this investor update are to calendar months, in each case unless otherwise specified.
2 Bitcoin and Bitcoin mined in this investor update are presented in accordance with our revenue recognition policy which is determined on a Bitcoin received basis (post deduction of mining pool fees as applicable).
3 The Company’s Childress site generated ~US$113k of power sales in November (~3 Bitcoin equivalent), which represents unaudited power credits (primarily driven by voluntary curtailment) under hedge contracts (based on current meter data and ERCOT real-time prices) and are reflected within the electricity costs. Figures are based on current internal estimates and exclude REC purchases.
4 Assumes future purchase and installation of Bitmain T21 miners (beyond the announced 1.4 EH/s of Bitmain S21 and 1.3 EH/s of Bitmain T21 miners). Additional miners have not yet been purchased and the Company will continue to monitor the market for funding and purchase opportunities. Hashrate figures may change depending on miner procurement selection. There can be no assurance that Iris Energy will be able to procure any additional miners at all, or on terms that are favorable to Iris Energy.
5 Purchase price excludes shipping and taxes and is net of Bitmain bonuses and coupon programs.

Corporate update

Expansion on track to 10 EH/s

On November 30, 2023, the Company announced the acquisition of 1.3 EH/s of new-generation Bitmain T21 miners for $14/TH5 ($18.6 million), of which 20% is deferred.

The Company’s 80MW data center expansion at Childress remains on track to be progressively delivered from January 2024 through to Q2 2024, supporting an increase in total Company operating capacity to 10 EH/s4.

The newly acquired S21 (17.5 J/TH) and T21 (19 J/TH) miners are scheduled to be shipped during Q1 2024 and, once installed, will:

•	Increase operating hashrate by 48% from 5.6 EH/s to 8.3 EH/s
•	Improve overall fleet efficiency from 29.5 J/TH to 25.8 J/TH

The update can be accessed via the following link.

Investor update conference call

On November 21, 2023, the Company hosted an investor update conference call.

The key updates included:

•	Cloud and colocation: customer conversations underway
•	New 1,400MW data center development site in West Texas (late 2026 expected in-service date)

The presentation and webcast replay can be accessed via the following link.

Canal Flats update (0.8 EH/s, 30MW capacity) – BC, Canada

Canal Flats has been powered by 100% renewable energy since inception6.

The project achieved average monthly operating hashrate of 840 PH/s in November compared to 841 PH/s last month.

Mackenzie update (2.6 EH/s, 80MW capacity) – BC, Canada

Mackenzie has been powered by 100% renewable energy since inception6.

The project achieved average monthly operating hashrate of 2,583 PH/s in November compared to 2,581 PH/s last month.

Prince George update (1.6 EH/s, 50MW capacity) – BC, Canada

Prince George has been powered by 100% renewable energy since inception6.

The project achieved average monthly operating hashrate of 1,555 PH/s in November compared to 1,610 PH/s last month.

Childress update (0.6 EH/s, 20MW operating / 80MW under construction) – Texas, USA

Childress has been powered by 100% renewable energy since inception via the purchase of RECs.

The project achieved average monthly operating hashrate of 573 PH/s in November compared to 539 PH/s last month.

Construction for the remainder of Phase 1 (100MW) remains on track to be progressively delivered from January 2024:

•	DC 1: operating since April 2023
•	DC 2: racking and electrical installation ongoing
•	DC 3: structure complete; racking and electrical installation commenced
•	DC 4: concrete foundations complete; building structure commenced
•	DC 5: concrete foundations commenced

6 The Company’s Canal Flats, Mackenzie and Prince George sites have been powered by 100% renewable energy since inception of which approximately 98% is directly from renewable energy sources; approximately 2% is from the purchase of RECs. The Company’s Childress site has been powered by 100% renewable energy since inception via the purchase of RECs.

The Company’s ownership of key infrastructure and significant land holdings provides a rapid and efficient growth pathway, with 600MW of total power capacity immediately available at the site.

Childress – Phase 1 (100MW) construction progress	Childress – DC 2 racking & electrical installation

Community engagement

Iris Energy was pleased to host the second annual Community Grants Recipient Event in Childress, Texas. The event hosted over 100 attendees and aimed to support the local community by funding the organizations that work to make a difference in the Childress community. The Company presented over $80,000 to fifteen local non-profit organizations including Meals on Wheels (which provides meals to the elderly) and funding for chemistry labs at the local high school.

Future development sites

Iris Energy provided a project development update following the signing of a connection agreement and payment of an initial connection deposit in relation to a new 1,400MW data center development site in West Texas to target various data center computing applications. Land for the project is secured under exclusive purchase options and the in-service date for the utility connection is expected late 2026. The project supports the Company’s core strategy to secure high electrical capacity sites in areas with excess renewable generation.

In addition to the Company’s now 2,160MW of announced power capacity, development works also continued across additional sites in Canada, the USA and Asia-Pacific, which have the potential to support up to an additional >1,000MW of aggregate capacity.

Operating and financial results

Daily average operating hashrate chart

Technical commentary

The Company’s average operating hashrate was 5,551 PH/s in November (compared to 5,571 PH/s in October). The Company recorded higher revenue ($13.7m vs. $11.2m in October) which was driven by a higher average realised price per Bitcoin mined. The decrease in Bitcoin mined was primarily attributable to less days in November and an increase in network difficulty, which was mostly offset by the benefit of higher network transaction fees. The electricity costs per Bitcoin mined remained relatively stable, noting the Company retains flexibility to reduce future power costs through adjusting miner output in response to changes in mining economics.

Operating	Sep-23	Oct-23	Nov-23
Renewable energy usage (MW)[6,7]	168	166	164
Avg operating hashrate (PH/s)	5,554	5,571	5,551

Financial (unaudited)[2]	Sep-23	Oct-23	Nov-23
Bitcoin mined	390	376	369
Mining revenue (US$’000)	10,278	11,159	13,714
Electricity costs (US$’000)[3]	5,354	5,868	5,730
Revenue per Bitcoin (US$)	26,331	29,673	37,155
Electricity costs per Bitcoin (US$)	13,717	15,604	15,524

Site	Capacity (MW)	Capacity (EH/s)[8]	Timing	Status
Canal Flats (BC, Canada)	30	0.8	Complete	Operating
Mackenzie (BC, Canada)	80	2.6	Complete	Operating
Prince George (BC, Canada)	50	1.6	Complete	Operating
Childress (Texas, USA)	20	0.6	Complete	Operating
Total Operating	180	5.6
Childress (Texas, USA)	80	4.4[4]	Early 2024[9]	Under construction
Total Operating & Construction	260	10.0
Childress (Texas, USA)	500		TBD	Power available
New Site (Texas, USA)	1,400		Late 2026	Connection underway
Total Capacity	2,160

About Iris Energy

Iris Energy is a sustainable Bitcoin mining company that supports the decarbonization of energy markets and the global Bitcoin network.

•	100% renewables: Iris Energy targets sites with low-cost, under-utilized renewable energy, and supports local communities
•
Long-term security over infrastructure, land and power supply: Iris Energy builds, owns and operates its electrical infrastructure and proprietary data centers, providing long-term security and operational control over its assets

•
Seasoned management team: Iris Energy’s team has an impressive track record of success across energy, infrastructure, renewables, finance, digital assets and data centers with cumulative experience in delivering >$25bn in energy and infrastructure projects globally

7 Comprises actual power usage for Canal Flats, Mackenzie, Prince George and Childress.
8 Reflects estimated hashrate capacity by site assuming full utilization of existing available data center capacity with Bitmain S19j Pro miners, except where otherwise stated.
9 Indicative timing for commencement of delivery of data centers.

Forward-Looking Statements

This investor update includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Iris Energy’s future financial or operating performance. For example, forward-looking statements include but are not limited to the Company’s business strategy, expected operational and financial results, and expected increase in power capacity and hashrate. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “may,” “can,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “target”, “will,” “estimate,” “predict,” “potential,” “continue,” “scheduled” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking.

These forward-looking statements are based on management’s current expectations and beliefs. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause Iris Energy’s actual results, performance or achievements to be materially different from any future results performance or achievements expressed or implied by the forward looking statements, including, but not limited to: Bitcoin price and foreign currency exchange rate fluctuations; Iris Energy’s ability to obtain additional capital on commercially reasonable terms and in a timely manner to meet our capital needs and facilitate its expansion plans; the terms of any future financing or any refinancing, restructuring or modification to the terms of any future financing, which could require Iris Energy to comply with onerous covenants or restrictions, and its ability to service its debt obligations; Iris Energy’s ability to successfully execute on its growth strategies and operating plans, including its ability to continue to develop its existing data center sites and to increase its diversification into the market for potential HPC solutions; Iris Energy’s limited experience with respect to new markets it has entered or may seek to enter, including the market for HPC solutions; expectations with respect to the ongoing profitability, viability, operability, security, popularity and public perceptions of the Bitcoin network; expectations with respect to the profitability, viability, operability, security, popularity and public perceptions of any potential HPC solutions that Iris Energy may offer in the future; Iris Energy’s ability to secure customers on commercially reasonable terms or at all, particularly as it relates to its potential expansion into HPC solutions; Iris Energy’s ability to manage counterparty risk (including credit risk) associated with potential customers and other counterparties; Iris Energy’s ability to secure renewable energy and renewable energy certificates, power capacity, facilities and sites on commercially reasonable terms or at all; the risk that counterparties may terminate, default on or underperform their contractual obligations; Bitcoin network hashrate fluctuations; delays associated with, or failure to obtain or complete, permitting approvals, grid connections and other development activities customary for greenfield or brownfield infrastructure projects; our reliance on third party mining pools, exchanges, banks, insurance providers and our ability to maintain relationships with such parties; expectations regarding availability and pricing of electricity; Iris Energy’s participation and ability to successfully participate in demand response products and services and other load management programs run, operated or offered by electricity network operators, regulators or electricity market operators; the availability, reliability and cost of electricity supply, hardware and electrical and data center infrastructure, including with respect to any electricity outages and any laws and regulations that may restrict the electricity supply available to Iris Energy; any variance between the actual operating performance of Iris Energy’s hardware achieved compared to the nameplate performance including hashrate; Iris Energy’s ability to curtail its electricity consumption and/or monetize electricity depending on market conditions, including changes in Bitcoin mining economics and prevailing electricity prices; actions undertaken by electricity network and market operators, regulators, governments or communities in the regions in which Iris Energy operates; the availability, suitability, reliability and cost of internet connections at Iris Energy’s facilities; Iris Energy’s ability to secure additional hardware, including hardware for Bitcoin mining and potential HPC solutions it may offer, on commercially reasonable terms or at all, and any delays or reductions in the supply of such hardware or increases in the cost of procuring such hardware; expectations with respect to the useful life and obsolescence of hardware (including hardware for Bitcoin mining as well as hardware for other applications, including HPC solutions); delays, increases in costs or reductions in the supply of equipment used in Iris Energy’s operations; Iris Energy’s ability to operate in an evolving regulatory environment; Iris Energy’s ability to successfully operate and maintain its property and infrastructure; reliability and performance of Iris Energy’s infrastructure compared to expectations; malicious attacks on Iris Energy’s property, infrastructure or IT systems; Iris Energy’s ability to maintain in good standing the operating and other permits and licenses required for its operations and business; Iris Energy ability to obtain, maintain, protect and enforce its intellectual property rights and other confidential information; whether the secular trends Iris Energy expects to drive growth in its business materialize to the degree it expects them to, or at all; the occurrence of any environmental, health and safety incidents at Iris Energy’s sites; any material costs relating to environmental, health and safety requirements or liabilities; damage to our property and infrastructure and the risk that any insurance Iris Energy maintains may not fully cover all potential exposures; ongoing securities litigation and proceedings relating to the default by two of Iris Energy’s wholly-owned special purpose vehicles under limited recourse equipment financing facilities; ongoing securities litigation relating in part to the default; and any future litigation, claims and/or regulatory investigations, and the costs, expenses, use of resources, diversion of management time and efforts, liability and damages that may result therefrom; any laws, regulations and ethical standards that may relate to Iris Energy’s business, including those that relate to Bitcoin and the Bitcoin mining industry and those that relate to any other solutions we may offer (such as potential HPC solutions), including regulations related to data privacy, cybersecurity and the storage, use or processing of information; any intellectual property infringement and product liability claims; our ability to attract, motivate and retain senior management and qualified employees; increased risks to our global operations including, but not limited to, political instability, acts of terrorism, theft and vandalism, cyberattacks and other cybersecurity incidents and unexpected regulatory and economic sanctions changes, among other things; climate change and natural and man-made disasters that may materially adversely affect our business, financial condition and results of operations; the ongoing effects of COVID-19 or any other outbreak of an infectious disease and any governmental or industry measures taken in response; our ability to remain competitive in dynamic and rapidly evolving industries; damage to our brand and reputation; and other important factors discussed under the caption “Risk Factors” in Iris Energy’s annual report on Form 20-F filed with the SEC on September 13, 2023 as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investor Relations section of Iris Energy’s website at https://investors.irisenergy.co.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this investor update. Any forward-looking statement that Iris Energy makes in this investor update speaks only as of the date of such statement. Except as required by law, Iris Energy disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Preliminary Financial Information

The preliminary financial information for the month of November 2023 included in this investor update is not subject to the same closing procedures as our unaudited quarterly financial results and has not been reviewed by our independent registered public accounting firm. The preliminary financial information included in this investor update does not represent a comprehensive statement of our financial results or financial position and should not be viewed as a substitute for unaudited financial statements prepared in accordance with International Financial Reporting Standards. Accordingly, you should not place undue reliance on the preliminary financial information included in this investor update.

Contacts

Media
Jon Snowball
Domestique
+61 477 946 068

Investors
Lincoln Tan
Iris Energy
+61 407 423 395
lincoln.tan@irisenergy.co

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